SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of December 09 2004


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.











                                                                Press enquiries:

          Patrick Murphy tel: 44 115 906 4151, email: patrick.murphy@marconi.com

                                                             Investor enquiries:

              Karen Keyes tel: + 44 207 306 1345; email: karen.keyes@marconi.com

                                                     Industry Analyst enquiries:

         Skip MacAskill tel: +44 2476 56 3705; email: skip.macaskill@marconi.com

MARCONI WINS MULTISERVICE ACCESS NODE FRAME CONTRACT WITH BULLDOG COMMUNICATIONS

  Three-year frame deal begins with scheduled deployments in central London to support Bulldog's new 'double-play' broadband plus phone service

London - 9 December 2004 - Marconi Corporation plc (London: MONI and NASDAQ:
MRCIY) today announced it has been awarded a multi-year non-exclusive frame contract by Bulldog Communications to supply the UK broadband plus phone company with its next-generation Access Hub platform.

The initial phase of the three-year deal comprised the installation of Marconi's Multiservice Access Node (MSAN) platform, the Access Hub, across 38 local exchanges in central London. The MSANs will support a new suite of double-play services from Bulldog that combine a super-fast 4Mbps broadband plus primary line telephone service for both home and small business users.

The Marconi Access Hubs behind the new Bulldog Super@ctive, Inter@ctive and Pro@ctive offerings, which Bulldog started to roll out in September, will initially support more than 100,000 digital subscriber lines (DSL) lines. These new services are available to more than 500,000 homes and businesses in central London, and by the early half of next year, coverage in London will have doubled.

"By combining the Marconi MSAN platform with the Cable and Wireless network, we're really delivering a network fit for the 21st century today," said Bulldog's CEO Richard Greco. "Being able to deliver a primary voice service with super-fast broadband over a single connection is key to establishing Bulldog as the most innovative and customer-focused operator in the UK market today."

Marconi's Access Hub is an MSAN that combines lower operating costs with flexibility, scalability and intelligence. The Access Hub allows operators to remain competitive in an aggressive marketplace by delivering new value-added services while protecting existing revenue streams, including voice.

"This win underscores the technology investment that Marconi has made to enable the implementation of multiservice networks and deliver high value to our customer," said Rod Smith, managing director of Marconi's Northern European business. "Our Access Hub platform allows customers to future-proof their network infrastructures and deliver a range of competitive next-generation broadband services."

ENDS/...


Notes to editors

About Access Hub

The Marconi Access Hub is establishing the next generation of access platforms to deliver multiple broadband services, not just high speed internet. It has been designed to carry high-speed data, Ethernet, video and broadcast TV, as well as traditional voice telephony.

Access Hubs combine the functionality of Digital Subscriber Line Access Multiplexers (DSLAMs) with the ability to aggregate all traffic types with one of the industry's highest port densities and lowest running costs. DSLAMs are devices usually located in an operator's central office or telephone exchange. They aggregate DSL connections, typically a pair of copper wires running to each customer's premises, grooming, sending and receiving their traffic to and from the core network. With up to 40Gbit/s of bandwidth on the backplane, the Access Hub is ideal for operators migrating their network to meet future demand for high bandwidth services.

About Bulldog Communications

Bulldog was established in 2000 as a specialist provider of broadband services to both consumers and businesses. It has continually championed new services, recognised by ISPA, the internet trade body, which has awarded Bulldog 'Best consumer broadband ISP 2004', highlighting the fact that Bulldog was 'pushing back the barriers in the consumer broadband market to the benefit of their customers.'

Bulldog was the first ISP in the UK to offer consumers 1, 2 and 4 Mbps broadband services. Bulldog owns its own network in central London, and is one of the pioneers of Local Loop Unbundling (LLU) - which gives it control over the quality of its service right to the user's PC. Bulldog was bought by Cable and Wireless plc in May 2004, and is a wholly-owned subsidiary.

For any product information, visit www.bulldogbroadband.com.

About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.


Copyright (c) 2004 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 09 December 2004